Goldcool Games Join Shanda’s “Golden Land” to Cooperate in the Launch of In-House
Developed Online Games

Shanghai, China – June 18, 2009 – Shanda Online Holdings Limited (“Shanda Online”), a wholly-owned subsidiary of Shanda Interactive Entertainment Limited (NasdaqGS: SNDA) (the “Company”), today announced that it has established a strategic cooperation with Shanghai Hongli Digital Technology Co. Ltd. (“Goldcool Games”), a leading innovative game developer in China. Goldcool Games will join Shanda Online’s “Golden Land” program and will be able to enjoy the beneficial services offered by Shanda Online.

“Golden Land” is Shanda Online’s initiative to integrate its three core modules, namely a digital content delivery system, a promotion-payment community system and a customer relationship management system, to provide high quality services to third-party content providers based on a revenue-sharing model.

“We are glad to introduce Goldcool Games as our partner in launching its internally developed online game ‘Zhu Hou Online’,” said Ms. Judy Wang, Chief Executive Officer of Shanda Online. “After the optimization and integration of the resources on our platform and the implementation of ‘Golden Land’ program, we believe this program will further supplement and strengthen our platform for the better experience of our users.”

“Shanda Online is a pioneer in promoting open cooperation with different entertainment content providers,” said Mr. Alan Tan, Shanda’s President and Chief Technology Officer. “The implementation of ‘Golden Land’ program demonstrates the determination and confidence of Shanda Online to create a fully open platform providing services to the internet industry and community. This cooperation with Goldcool Games marks the formal launch of Shanda’s ‘Golden Land’ program and carries great significance to both companies and to the industry.”

“‘Golden Land’ program is an innovative form of cooperation in the internet industry. We are very pleased that Goldcool Games will become one of the first enterprises to join ‘Golden Land’,” said Mr. Ge Binbin, President of Goldcool Games. “Previously, Goldcool Games and Shanda Online have already had a successful cooperation for the operation of Goldcool’s ‘Demon World Online’. We are very confident that this strategic partnership in the ‘Golden Land’ program will strengthen our cooperation with Shanda Online.”

“Zhu Hou Online” is Goldcool Games’ 2D in-house developed Chinese-style MMORPG featuring battles, city sieges and individual confrontations replicating scenes in the Chinese war history. The game offers elaborate graphics and innovative playing modes. “Zhu Hou Online” is expected to start open beta testing on July 3, 2009.

About Shanda Interactive Entertainment Limited

Shanda Interactive Entertainment Limited (NasdaqGS: SNDA) is a leading interactive entertainment media company in China. Shanda offers a portfolio of diversified entertainment content including some of the most popular massively multi-player online role-playing games (MMORPGs) and advanced casual online games in China, as well as online chess and board games, e-sports game platform and a variety of cartoons, literature works and music. Shanda’s interactive entertainment platform attracts a large and loyal user base, of which more and more is coming from homes. Each user can interact with thousands of other users and enjoy the interactive entertainment content that Shanda provides. Interaction enriches your life. For more information about Shanda, please visit http://www.snda.com.

About Shanda Online
Shanda Online Holdings Limited (“Shanda Online”) is an integrated online value-added service platform. Through its infrastructure, which includes a digital content delivery (“DDS”) system, a promotion-payment community (“PPC”) system and a customer relationship management (“CRM”) system, augmented by a world-class security system, Shanda Online provides full supporting services to the operators of various interactive entertainment contents. Shanda Online is a wholly-owned subsidiary of Shanda Interactive Entertainment Limited (NasdaqGS: SNDA).

About Goldcool Games

Goldcool Games is an animation and games company invested by IDG, an international reputable investment company. It is primarily engaged in the development and operation of online games. Leveraging the enormous onshore and offshore resources of IDG and the support of numerous affiliates, Goldcool Games is strongly supported by an international investment company and a pool of creative and outstanding staff. Since its inception, Goldcool Games has adhered to the principle of “creating a happy life with entertaining games” and achieved a high degree of success in developing a large number of MMORPGs. Currently, Goldcool Games has three subsidiaries, in Nanjing, Chengdu and Wuhan and two game development teams. The subsidiary in Nanjing is mainly responsible for the production of computer graphics, visual effects and animation.

Contact

Shanda Interactive Entertainment Ltd.

Vivian Chen, IR manager

Maggie Yun Zhou, IR manager

Phone: +86-21-5050-4740 (Shanghai)

Email: IR@snda.com

Goldcool Games

Daliang Tao, Business Media Manager

Phone: +86-21-6125-9088 (Shanghai)
Email£º tdl@mw.cn